news release

Zi Corporation Announces Availability of Decuma
Handwriting Product for Download to UIQ Smartphones

Decuma Alphabetic Download Now Available at Handango.com; Provides Improved
 Speed and Accuracy of Handwriting Recognition on Sony Ericsson Smartphones

CTIA 2005, New Orleans, LA, and Calgary, AB, Canada March 14, 2005-Zi Corporation (Nasdaq: ZICA) (TSX:ZIC), a leading provider of intelligent interface solutions, today announced the general availability of its Decuma® Alphabetic handwriting recognition software for the Sony Ericsson P800/900/910 series of smartphones. Now available for consumer download through Handango and its more than 100 download portals, Decuma enables users to increase the speed and accuracy of a smartphone's handwriting input mode. Zi Corporation will be demonstrating Decuma at Booth #4913 at CTIA 2005.

With Decuma handwriting recognition software, handwriting input is now natural and fast, enabling users to focus on the content rather than the writing. Users can closely mimic writing with pen and paper, with letters and words being written and interpreted in a natural flow, allowing for easy editing and correction. Intuitive handwriting recognition is fast becoming a critical driver in the user adoption of smartphones - a market that is predicted to grow at a compound annual growth rate of 28% through 2009, reaching a total of 94 million units by 2008, according to technology analyst firm IDC.

"Handwriting recognition can be one of the most frustrating features on many mobile devices," said Milos Djokovic, CTO and COO for Zi Corporation. "By making our Decuma technology available for Sony Ericsson smartphones, users can immediately improve the speed and accuracy of their phone's handwriting feature. Decuma even enables users with poor penmanship, a unique slant and orientation, or a shaky hand, to quickly and naturally write on their touch screen-based device."

Consumer interest in the download availability of the Decuma software has been extremely high, with an inundation of enquiries from users across the world. An Australian asked "When will Decuma be available for the Sony Ericsson P900, I have it on my Palm Tungsten and it is fantastic!" From Hong Kong comes the comment, "I recently came across information on your product in an online forum and it got me really excited-when will it be released?" And from the United Kingdom, "I have checked your website and seen the promotional videos. I am really impressed and interested." These are just a few of the hundreds of expressions of interest in the unique Decuma handwriting recognition software.

"The Decuma software has been embedded in the Sony CLIÉ handheld for over a year resulting in widespread and enthusiastic consumer adoption. Millions more users will now have the opportunity to use Decuma on their Sony Ericsson smartphones," reported Glen Morgan, senior vice president of global sales and marketing for Zi Corporation.

Decuma AB was acquired by Zi Corporation in January 2005 as part of its long term strategy of developing software that simplifies and enhances the user experience of mobile devices. Decuma's innovative handwriting recognition technology complements Zi's industry-leading predictive text input products, eZiText® and eZiTap™.

The Decuma product portfolio is comprised of three handwriting recognition software products: Decuma Alphabetic for 15 languages, including English, French, Spanish, German, Italian and other western languages; Decuma Chinese for Simplified and Traditional Chinese; and Decuma Japanese, which supports Kanji, Hiragana, Katakana, latin characters, symbols and digits. Decuma products are available for the Palm OS, UIQ for Symbian OS and Windows Mobile for Pocket PC devices.

For media interviews or Decuma demonstrations at CTIA, please contact Keith Giannini or Laura Ackerman at 781-684-0770 or zicorp@schwartz-pr.com.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry, Decuma for natural handwriting recognition and the new Qix™ service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

North American media inquiries:
 Keith Giannini or Laura Ackerman
Schwartz Communications
zicorp@schwartz-pr.com
(781) 684-0770

European media inquiries:
 GBCS PR
Brian Dolby / Bethany Caldwell (technology media)
+44 (0) 115 950 8399
brian@gbcspr.com / bethany@gbcspr.com

Investor inquiries:
 Allen & Caron Inc
Jill Bertotti
jill@allencaron.com
(949) 474-4300